Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 21, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Figma
Social Media Guidelines

What is going to happen to Figma’s free tier?
Figma will continue to have a free tier available to users.
Disclaimer: figma.com/disclaimer

Will Figma be bundled with Adobe Creative Cloud?
Even after the transaction closes, Figma will remain available on a standalone basis.
Disclaimer: figma.com/disclaimer

What about Figma’s EDU plan?
Figma’s education plan continues to be free to students and educators. We had some questions about this recently, as there was some inquiries about whether this was just free to those with a .edu domain name. Our education tier is available to those taking online courses, bootcamps, high school, and accredited post-secondary institutions. This has been a long standing program at Figma and one that is core to our culture and mission.
Disclaimer: figma.com/disclaimer

What about Friends of Figma?
We will continue investing in our FOF program.  There is no plan to change anything with FOF (except we want to support y’all meeting more in person!)
Disclaimer: figma.com/disclaimer

Will Community product be eliminated?
We will continue to invest in Figma’s community product.
Disclaimer: figma.com/disclaimer

What will happen to Community’s free resources? Will Adobe start putting price tags on them?
We were thinking about the incentive structure of community resources in a way that benefits creators long before this acquisition surfaced.  We have more to share there, independent of the acquisition. More to come soon!
Disclaimer: figma.com/disclaimer

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction. The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.